sapa:

02055821

02-10-24

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549
UNITED STATES

SEC MAIL PROCESSING
RECEIVED
NOV 04 2002
WASH, D.C. 155 SECTION

Re: Sapa AB (File No 82-4589) – Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

In connection with the Sapa AB's (the "Company's) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find Sapa Group Interim Report January-September 2002.

These materials are being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +46 8 459 59 00 if you have any further comments or questions regarding the enclosures.

Very truly yours,

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Gabriella Pihl for

Magnus Wittbom
General Counsel

Enclosure

sapa:

Press Release

24 October, 2002

Interim Report
January-September 2002

Strengthened profit recovery despite continued weak market

- Earnings per share increased by 42 percent to 5.55 (3.90)
- Profit before tax amounted to MSEK 303 (219)
- Cash flow after investments continues to be strong, MSEK 250 (171)
- Strong balance sheet, net debt to equity down to 0.39 (0.46)

Sapa in brief	**July-Sept 2002**	July-Sept 2001	**Jan-Sept 2002**	Jan-Sept 2001
Net sales, MSEK[1]	**2,642**	2,718	**8,401**	8,865
Operating profit, MSEK[1,2]	**114**	60	**351**	359
Profit before tax, MSEK[1,2]	**99**	26	**303**	219
Operating margin, %[1,2]	**4.3**	2.2	**4.2**	4.1
Deliveries, tonnes[1]	**69,190**	63,760	**215,150**	214,620
Cash flow after investments, MSEK[3]	**93**	161	**250**	171
Debt/equity ratio			**0.39**	0.46

[1]Excluding Eurofoil and Autoplastics, which were divested in 2001
[2]Excluding non-recurring items (see note, page 7)
[3]Excluding company acquisition/divestment

Comparisons in accordance with the legal structure can be seen from the tables on pages 6 and 7

"In a continued weak market Sapa has managed to retain the positive profit trend which started during the first quarter of the year. The profit improvement seen in the third quarter comes from realised cost savings, but also from increased shares in several markets and a positive productivity development", comments Staffan Bohman, President and CEO of Sapa.

"The order intake during the third quarter gives no indication of an impending up-turn, which gives cause for some uncertainty about the end of the year. "

For further information please contact Staffan Bohman, CEO, tel. +46-8-459 59 11, Bo Askvik, CFO, tel. +46-8-459 59 18 or Gabriella Pihl, Communications Manager, tel. +46-8-459 59 62.

This report is also available on Sapa's website: www.sapagroup.com. A slide presentation of this release can be downloaded as a PDF-file. Select Financial Information/Quarterly Reports.

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

January-September 2002

(Excluding Eurofoil and Autoplastics, which were divested in 2001)

Net sales for the Group during the period amounted to MSEK 8,401 (8,865), a decrease of 5 per cent, mainly caused by lower raw material price of aluminium metal. Volumes have continuously improved during the year and are now exceeding last year. The decrease in net sales has not had any negative impact on value added, which has led to an improved value added margin. Currency effects from translation of foreign subsidiaries have had a negative effect on net sales of 1 per cent.

Operating profit for the first nine months was MSEK 351 (359). Currency effects when translated to SEK had a negative effect of MSEK 4. Operating margin kept improving during the period and reached 4.2 per cent (4.1). The culmination of the Group's program of restructuring and cost saving measures has resulted in improved competitiveness and focus remains strong on cost savings.

The profit recovery is to a large degree explained by the lower cost level, but also by a good productivity development and increased market shares, principally in US and UK. The Polish extrusion operation continues its positive development. Other contributors to the improvement in profit are the extrusion companies in Sweden and Holland. As a result of lower sales volumes and a strong pressure on prices the Portuguese company has experienced a decrease in profit. The new press in Albi, France is still a burden on the profit.

The market situation has been divided in the period. The beginning of the year experienced a weak demand, with price pressure, intensified by the low capacity utilisation in the industry. From the second quarter demand improved somewhat, but has weakened in September. Portugal and Germany have been the weakest markets.

Profit before tax increased by 38 per cent to MSEK 303 (219) The Group's very strong financial position, with a net debt to equity ratio coming down to 0.39 (0.46), resulted in an improved financial net of MSEK –48 (-140). Earnings per share increased to SEK 5.55 (3.90), an increase by 42 per cent.


Earnings per share, SEK
2,40
2,00
1,60
1,20
0,80
0,40
0,00
-0,40
Q3-01
Q4-01
Q1-02
Q2-02
Q3-02

Sapa AB
Postadress Box 5505, 114 85 Stockholm Besöksadress Humlegårdsgatan 17 Org no 556001-6122
Telefon +46-8-459 59 00 Fax +46-8-459 59 50 Internet www.sapagroup.com

Third quarter 2002

(Excluding Eurofoil and Autoplastics, which were divested in 2001)

Net sales for the Group during the third quarter reached MSEK 2,642 (2,718), a decrease of nearly 3 per cent. Currency effects from translation of foreign subsidiaries to SEK resulted in a decrease in net sales of 4 per cent. Lower raw material price on aluminium metal also led to lower net sales. Delivered volumes of aluminium products increased by more than 8 per cent and amounted to 69,190 tonnes (63,760). During the latter part of the quarter several markets experienced a weakening in demand.


Deliveries, tonnes
80 000
60 000
40 000
20 000
0
Q3-99
Q3-00
Q3-01
Q3-02

Operating profit improved strongly to MSEK 114, compared with MSEK 60 for the weak third quarter 2001. Currency effects when translated to SEK had a negative effect of MSEK 5. The third quarter, seasonally effected by the holiday period, showed good sales. Margins in September were the highest so far this year. Operating margin for the quarter improved to 4.3 per cent (2.2). The extrusion operation had a considerably higher operating margin than the heat exchange operation, which however have had a favourable development in demand, still though with unsatisfactory profitability. The Chinese heat exchange operation is developing positively. The local demand is strong and the company is approaching an acceptable profit level.


Operating profit, MSEK
225
200
175
150
125
100
75
50
25
0
Q3-99
Q3-00
Q3-01
Q3-02

Profit before tax increased to MSEK 99 (26). Earnings per share was SEK 1.80 (-0.15).

Sapa	**Q3 2002**	Q2 2002	Q1 2002	Q4 2001	**Q3 2001**
Net sales, MSEK	**2,642**	2,937	2,821	2,735	**2,718**
Operating profit, MSEK	**114**	136	101	14	**60**
Profit before tax, MSEK	**99**	122	82	-26	**26**
Operating margin, %	**4.3**	4.6	3.6	0.5	**2.2**
Deliveries, tonnes	**69,190**	75,300	70,660	63,030	**63,760**

Excluding non-recurring items (see note, page 7)

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

FINANCING, CASH FLOW AND SHAREHOLDERS EQUITY

The Sapa Group has a very strong financial position. The decrease in the net debt to equity ratio continued during the third quarter and had at the end of the interim period come down to 0.39 (0.46). The improvement from 0.44 at year-end has been achieved through a strong cash flow from operations combined with a, relative to depreciation, low investment level. Cash flow after investments (excluding company acquisitions/divestments) was MSEK 93 (161) for the quarter and MSEK 250 (171) for the whole interim period, corresponding to SEK 6.90 (4.70) per share. Seasonal effects led to a slight increase since June 30 in working capital as percentage of net sales (excl. Eurofoil and Autoplastics), which was 15.6 per cent (16.6) at the end of September.

The low net debt has led to a strongly improved financial net, which for the first nine months was MSEK -48 (-180). Financial net for the third quarter was MSEK -16 (-40). The interest coverage ratio is 4.4. The long-term restriction for the Group is 3.0.

In Sweden, the surplus pension fund allocation from SPP/Alecta in 2000 has primarily been used to redeem pension obligation (PRI). At the end of the interim period the remaining unutilised amount was only MSEK 4.

Since year-end shareholder's equity has decreased with MSEK 213. Sapa's shareholders have received a dividend of SEK 5 per share, corresponding to MSEK 182. Repurchase of own shares (see below) reduced shareholder's equity by MSEK 62. At the same time conversion of convertible bonds and redemption of warrants increased shareholder's equity by MSEK 4, corresponding to 28,750 shares. Translation differences, which are handled in accordance with the group's finance policy, had a negative effect on shareholder's equity by MSEK 174.

INVESTMENTS

Group investments during the first quarter totalled MSEK 232 (453), compared with depreciation (excl. amortisation of goodwill) of MSEK 285 (438). Major investments of the period are the completion of the comprehensive investment program within the heat exchange operation in Finspång, Sweden and a new vertical painting line in Vetlanda, Sweden, which was inaugurated in the beginning of October.

PERSONNEL

The average number of employees (excl. Eurofoil and Autoplastics) during the first nine months was 6,521 (6,910). The extensive personnel reduction programme in Vetlanda was finalised in June.

THE SAPA SHARE

In the first nine months of the year the Sapa share rose by 14 per cent. Including dividend the increase in value was 17 per cent. During the same period the Stockholm Exchange All-Share index fell by 43 per cent and the Industrials index by 27 per cent.

OTHER

Repurchase of shares

On November 30th, 2001 the board of Directors took a decision to repurchase Sapa shares on the Stockholm Exchange, up to a maximum amount of MSEK 100. An extra shareholder's meeting on February 6th, 2002 later approved this. In

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

all, 443,830 shares had been repurchased at the end of the interim period, where of 382,330 relate to the first nine months of 2002. The total amount of outstanding Sapa shares at the end of the interim period amounted to 36,214,328.

Owners

The largest shareholder of the company, Norwegian Elkem, on 5th July announced that they had increased their shareholding in Sapa to 42.78 per cent (41.99 after full conversion). As a consequence of this Elkem made an offer for the remaining shares of the company on 1st August. After the expiration of the bid period on 2nd September, Elkem announced that their shareholding in Sapa had increased to 71.4 per cent (71.7 after full conversion).

The number of shareholders amount to approximately 16,600. Foreign owners stand for 74.2 per cent and Swedish owners for 25.8 per cent. According to the shareholder's register from VPC as per September 30, the 10 largest owners of the company are:

Elkem ASA	71.4%
AMF Pension	5.2%
Investment AB Öresund	4.1%
AMF Pension fonder	2.9%
Alecta	1.6%
AFA försäkring	1.5%
Repurchase of own shares	1.2%
SHB/SPP fonder	1.0%
Andra AP-fonden	0.9%
Första AP-fonden	0.7%

OUTLOOK

The weakening in demand, which has been experienced during September, gives cause for some uncertainty about the end of the year. However, we expect the fourth quarter to be considerably better than last year.

Sapa AB (publ)
Stockholm the 24 October 2002

STAFFAN BOHMAN
President and CEO

The interim report also includes:
Group Income statement in summary
Group Balance sheet in summary
Group Key financial figures
Group Cash flow
Changes in Group Equity
Accounting principles
Non-recurring items

Report Dates

Full-Year report 2002	7 February, 2003

This report has not been audited by the Company's auditors.

Sapa AB
Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

THE SAPA GROUP

Consolidated income statements, MSEK	**July-Sept 2002**	July-Sept 2001	**Jan-Sept 2002**	Jan-Sept 2001	Jan-Dec 2001
Net sales	**2,642.0**	3,524.4	**8,400.5**	12 432.5	15,167.8
Cost of goods sold	**-2,135.7**	-2,988.0	**-6,855.7**	-10,407.3	-12,697.6
Gross profit	**506.3**	537.4	**1,544.9**	2,025.2	2,470.2
Selling and administrative expenses	**-396.0**	-460.6	**-1,205.7**	-1,521.3	-1,953.3
Other operating revenues/expenses	**4.1**	-110.6	**11.9**	317.0	314.5
Operating profit	**114.3**	-33.8	**351.1**	820.9	831.5
Financial items	**-15.6**	-40.4	**-48.5**	-180.0	-219.2
Profit after financial items	**98.7**	-74.2	**302.5**	640.8	612.3
Tax	**-34.2**	34.5	**-101.2**	-148.9	-145.8
Minority interest in net profit	**-0.2**	-0.7	**0.4**	-0.1	0.1
Net result	**64.3**	-40.4	**201.8**	491.8	466.6

Consolidated balance sheets MSEK	**30 Sept 2002**	30 Sept 2001	31 Dec 2001
Intangible fixed assets	**1,027.1**	1,213.7	1,198.0
Tangible fixed assets	**2,634.3**	2,825.6	2,819.9
Financial fixed assets	**47.6**	142.5	92.6
Inventories	**1,395.0**	1,797.6	1,591.2
Current receivables	**2,520.0**	2,571.3	2,350.7
Liquid funds	**422.6**	1,183.9	1,027.0
Total assets	**8,046.7**	9,734.6	9,079.5
Shareholders' equity	**3,763.4**	4,014.4	3,976.2
Interest-bearing liabilities and provisions	**1,896.6**	3,034.0	2,760.3
Interest-free liabilities and provisions	**2,386.7**	2,686.2	2,343.0
Total shareholders' equity and liabilities	**8,046.7**	9,734.6	9,079.5

Key figures and other information[1]	**Jan-Sept 2002**	Jan-Sept 2001	Jan-Dec 2001
Return on shareholders' equity, %[2]	**5.1**	9.1	4.8
Average number of outstanding shares, '000	**36,365**	36,618	36,617
Earnings per share, SEK[2]	**5.55**	5.15	5.00
Earnings per share, incl. non-recurring items, SEK	**5.55**	13.45	12.75
Earnings per share after full conversion, SEK[2]	**5.50**	5.10	4.95
Earnings per share, incl. non-recurring items, after full conversion, SEK	**5.50**	13.20	12.60
Shareholders' equity per share, SEK	**103.90**	109.60	108.75
Return on capital employed, %[2]	**6.6**	10.2	7.5
Operating margin, %[2]	**4.2**	4.2	3.5
Capital turnover rate, Multiple	**2.0**	2.2	2.1
Equity/assets ratio, %	**47**	41	44
Debt/equity ratio	**0.39**	0.46	0.44
Net debt, MSEK	**1,474**	1,850	1,733
New and replacement investments, MSEK	**232**	453	595
Average number of employees	**6,521**	9,504	8,888

[1]Key ratios calculated based on rolling twelve-month values
[2]Excluding non-recurring items (see note, page 7)

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**

Cash flow MSEK	Jan-Sept 2002	Jan-Sept 2001	Jan-Dec 2001
Operating profit	**351.1**	820.9	831.5
Depreciations	**334.0**	493.4	607.5
Other items not affecting liquidity	**-65.0**	-328.9	-338.2
Interest received/paid	**-57.5**	-216.7	-235.6
Income tax paid	**-122.9**	-273.3	-248.8
Change in working capital	**7.5**	115.0	271.7
Cash flow from ongoing operations	**447.1**	610.4	888.1
New and replacement investments	**-231.7**	-452.0	-594.5
Company acquisitions/divestments	**-**	1 726.4	1,727.3
Sales of fixed assets and changes in financial fixed assets	**34.3**	13.0	26.5
Cash flow after investments	**249.7**	1,897.8	2,047.3
Financing	**-581.6**	-1,128.9	-1,426.4
Share issue/repurchase of shares	**-58.2**	-	-7.1
Dividend	**-182.3**	-183.1	-183.1
Cash flow	**-572.4**	585.9	430.8

Changes in equity MSEK	Jan-Sept 2002	Jan-Sept 2001
Opening balance	**3,976.2**	3,467.1
Translation differences	**-174.1**	238.6
Conversion of convertible bonds / redemption of warrants	**3.9**	-
Repurchase of shares	**-62.1**	-
Dividend	**-182.3**	-183.1
Net result	**201.8**	491.8
Outgoing balance	**3,763.4**	4,014.4

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, interim reporting. The application of the current recommendations from 2002 has not had any influence on the company's result and position for earlier periods.

Non-recurring items (before tax)

2001: capital gain of MSEK 678 from sale of the Eurofoil business (of which MSEK 588 in Q2 and MSEK 90 in Q3), write-down of goodwill in Autoplastics, MSEK 174 (Q2), capital loss of MSEK 135 from sale of Autoplastics (Q3), provisions of MSEK 65 for close-down of operations and other restructuring measures (Q3). Non-recurring items are included in other operating revenues/expenses.

Sapa AB

Postadress **Box 5505, 114 85 Stockholm** Besöksadress **Humlegårdsgatan 17** Org no **556001-6122**
Telefon **+46-8-459 59 00** Fax **+46-8-459 59 50** Internet **www.sapagroup.com**